SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒      Merger
☐      Liquidation
☐      Abandonment of Registration
☐      Election of status as a Business Development Company

2.	Name of fund:

BlackRock MuniYield Michigan Quality Fund II, Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.:

811-06501

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒     Initial Application              ☐     Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, Boston, MA 02116
(617) 573-4814

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.	Classification of fund (check only one):

☒      Management company;
☐      Unit investment trust; or
☐      Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐     Open-end              ☒     Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
40 East 52nd Street
New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐     Yes              ☒     No
If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes              ☐     No
If Yes, state the date on which the board vote took place:

April 30, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes              ☐     No
If Yes, state the date on which the shareholder vote took place:

August 6, 2015

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒     Yes              ☐     No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On September 1, 2015, the Fund declared its final distributions (the “Final Distributions”), inclusive of undistributed net investment income earned prior to consummation of the reorganization between the Fund and BlackRock MuniYield Michigan Quality Fund, Inc. (the “Surviving Fund”), effective September 14, 2015 (the “Merger”).

The Surviving Fund paid the Final Distributions on behalf of the Fund on October 1, 2015 and November 2, 2015 to former common shareholders of the Fund that were common shareholders of the Fund as of September 11, 2015.

In addition, please see response to Question 16(d).

(b)	Were the distributions made on the basis of net assets?

☒     Yes              ☐     No

Yes.

(c)	Were the distributions made pro rata based on share ownership?

☒     Yes              ☐     No

Yes.

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Merger, the Fund’s outstanding shares of common stock were exchanged for newly-issued shares of common stock of the Surviving Fund.  The aggregate net asset value of the Surviving Fund’s shares of common stock received by the Fund’s common shareholders in the Merger was equal to the aggregate net asset value of their holdings of the Fund’s shares of common stock as determined at the close of business on September 11, 2015, less the applicable cost of the Merger (although the Fund’s common shareholders may have received cash for their fractional shares of common stock).

The Fund’s net asset value (“NAV”) per common share as of September 11, 2015 was $14.3224.  The Surviving Fund’s NAV per share of common stock as of September 11, 2015 was $15.2946.  The conversion ratio was 0.93643508, which is the quotient of the Fund’s NAV per share of common stock divided by the Surviving Fund’s NAV per share of common stock.

In the Merger, each shareholder of the Fund’s Series W-7 Variable Rate Demand Preferred Shares received one share of the Surviving Fund’s Series W-7 Variable Rate Demand Preferred Shares in exchange for one share of the Fund’s Series W-7 Variable Rate Demand Preferred Shares.  The aggregate liquidation preference of the Surviving Fund’s Series W-7 Variable Rate Demand Preferred Shares received by such shareholder was equal to the aggregate liquidation preference of the Fund’s Series W-7 Variable Rate Demand Preferred Shares that were exchanged.

(e)	Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐     Yes              ☐     No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒     Yes              ☐     No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

Please see response to Question 16(d).

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒     Yes              ☐     No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐     Yes              ☒     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐     Yes              ☒     No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐     Yes              ☐     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐     Yes              ☒     No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: approximately $191,000

(ii)	Accounting expenses: None.

(iii)	Other expenses (list and identify separately):

(a)	Printing of N-14:	approximately $9,882
(b)	Audit Fees:	approximately $18,300
(c)	Transfer Agent Fees:	approximately $20,000
(d)	NYSE Listing Fees:	approximately $23,771
(e)	SEC Fees:	approximately $12,255
(f)	Mailing and Solicitation:	approximately $51,900
(g)	Press Releases:	approximately $4,250

(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $331,358

(b)	How were those expenses allocated?

The expenses incurred in connection with the Merger were allocated to the Fund.  However, BlackRock Advisors, LLC paid $115,000 of the Fund’s expenses in connection with the Merger.

(c)	Who paid those expenses?

BlackRock Advisors, LLC paid $115,000 of the Fund’s expenses in connection with the Merger.  The Fund paid the remaining balance of the expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐     Yes              ☒     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐     Yes              ☒     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐     Yes              ☒     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

BlackRock MuniYield Michigan Quality Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the merger:

811-07080

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (File No. 333-203982) on May 8, 2015, as amended on June 16, 2015.  It was included as Appendix A to the Statement of Additional Information.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock MuniYield Michigan Quality Fund II, Inc.; (ii) he is the President and Chief Executive Officer of BlackRock MuniYield Michigan Quality Fund II, Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

BLACKROCK MUNIYIELD MICHIGAN QUALITY FUND II, INC.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer